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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934


                            ADAPTIVE SOLUTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                           -------------------------

                                   00650P107
                                 (CUSIP Number)


                                 June 24, 1998
            (Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G

CUSIP No. 00650P107                                             Page 2 of Pages
- ------- ----------                                             ---------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Eastman Kodak Company              16-0417150

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
               NA                                                     (b) [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey

     NUMBER OF SHARES      5  SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON         599,992 shares
          WITH
                           6  SHARED VOTING POWER
                              0
                           7  SOLE DISPOSITIVE POWER

                              599,992 shares

                           8  SHARED DISPOSITIVE POWER

                              0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          599,992 shares

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES           [ ]
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%

12        TYPE OF REPORTING PERSON*

          CO

                            *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1(a). Name of Issuer.

               The name of the issuer is Adaptive Solutions, Inc.

          Item 1(b). Address of Issuer's Principal Business Office.

               The issuer's principal business address is:
               Adaptive Solutions, Inc.
               1400 NW Compton Drive
               Suite 340
               Beaverton, Oregon 97006

          Item 2(a). Name of Person Filing.

               This statement is filed on behalf of Eastman Kodak Company.

          Item 2(b). Address of Principal Business Office or, if None,
Residence.

               The address of the principal business office of the filer is:
               Eastman Kodak Company
               343 State Street
               Rochester New York 14650

          Item 2(c). Citizenship.

               Eastman Kodak Company is a corporation organized under the laws of the State of New Jersey.

          Item 2(d). Title of Class of Securities.

               This statement relates to the Common Stock of Adaptive Solutions, Inc.

          Item 2(e). CUSIP Number.

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          The CUSIP number of the Common Stock of Adaptive Solutions, Inc. is
00650P107.

          Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a)   [ ] Broker or dealer registered under Section 15 of the
                         Act,

               (b)   [ ] Bank as defined in Section 3(a)(6) of the Act,

               (c)   [ ] Insurance Company as defined in Section 3(a)(19) of the
                         Act,

               (d)   [ ] Investment Company registered under Section 8 of the
                         Investment Company Act,

               (e)   [ ] Investment Advisor in accordance with Rule 13d-1(b)(1)
                         (ii)(E),

               (f)   [ ] Employee benefit plan or endowment fund in accordance
                         with Rule 13d-1(b)(1)(ii)(F),

               (g)   [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

               (h)   [ ] Savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813)

               (i)   [ ] Church plan that is excluded from the definition of
                         investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

               (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

          Item 4(a). Amount Beneficially Owned.

               Eastman Kodak Company owns 599,992 shares of the Common Stock of Adaptive Solutions as of the date of this report. The ownership of 604,992 shares of such stock was reported on Scehdule 13D filed by Eastman Kodak Company on November 12, 1997.

          Item 4(b). Percent of Class.

               Based on the Company's most recent Form 10-K, Eastman Kodak Company owns approximately 8.3% of the 7,292,306 outstanding shares of Common Stock reported by Adaptive Solutions, Inc.

          Item 4(c). Number of Shares as to which such Person Has:

               (i) Sole power to vote or to direct the vote: Eastman
Kodak Company has sole power to vote or to direct the vote of 599,992 shares.

               (ii) Shared power to vote or to direct the vote: Not

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applicable.

               (iii) Sole power to dispose or to direct the disposition of:
Eastman Kodak Company has sole power to dispose of or to direct the disposition of vote of 599,992 shares.

               (iv)  Shared power to dispose or to direct the disposition of:
Not applicable.

          Item 5.    Ownership of Five Percent or Less of a Class.

               Not applicable.

          Item 6.    Ownership of More than Five Percent on Behalf of Another
Person.

               Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

          Item 8.    Identification and Classification of Members of the Group.

               Not applicable.

          Item 9.    Notice of Dissolution of Group.

               Not applicable.

          Item 10.   Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURES


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             Date: July 1, 1998

                                             EASTMAN KODAK COMPANY


                                             By: /s/ Joyce P. Haag
                                                 Name: Joyce P. Haag
                                                 Title: Corporate Secretary
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          Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).